Exhibit 99.2

Extraordinary General Meeting

1	Attendance list, quorum and adoption of the agenda

According to article 24 of the articles of association of the Company “The Meeting may deliberate validly only if at least half of the shares of Class A and at least half of the shares of Class B are represented”.

The Meeting is asked to adopt the agenda.

2	Nomination of a secretary and of two scrutineers

According to article 23 of the articles of association of the Company “The Chairperson shall appoint a secretary. The Meeting shall appoint two scrutineers”.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

1	Liste de présence, quorum et adoption de l’ordre du jour

Conformément à l’article 24 des statuts « L’Assemblée ne peut délibérer valablement que si la moitié des Actions de la catégorie A et la moitié des Actions de la catégorie B sont représentées. »

L’Assemblée est invitée à adopter l’ordre du jour.

2	Désignation d’un secrétaire et de deux scrutateurs

Conformément à l’article 23 des statuts « Le président de l’Assemblée désigne un secrétaire. L’Assemblée choisit deux scrutateurs. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

3

Cancellation of shares purchased in connection with the buy-back programme of 2 November 2023, as amended on 2 May 2024, in accordance therewith and pursuant thereto - Reduction of the share capital in accordance with article 450-5 of the law of 10 August 1915 on commercial companies, as amended, by forty-four million nine hundred ten thousand seven hundred eighty euro (EUR 44,910,780) through the cancellation of thirty-five million nine hundred and twenty-eight thousand six hundred and twenty-four (35,928,624) shares divided into (i) twenty-three million nine hundred and fifty-two thousand four hundred and sixteen (23,952,416) class A shares without indication of a par value and (ii) eleven million nine hundred and seventy-six thousand two hundred and eight (11,976,208) class B shares without indication of a par value, which are held by SES Astra for and on behalf of the Company and which have been purchased in connection with the buy-back programme of 2 November 2023, as amended on 2 May 2024 and subsequent amendment of article 4, paragraph 1 of the articles of association of the Company

Draft Resolution

The Meeting resolves to reduce the share capital of the Company capital in accordance with article 450-5 of the law of 10 August 1915 on commercial companies, as amended, by an amount of forty-four million nine hundred ten thousand seven hundred eighty euro (EUR 44,910,780) so as to reduce it from its current amount of six hundred ninety-six million four hundred eighty-three thousand euro (EUR 696,483,000) represented by five hundred fifty-seven million one hundred eighty-six thousand four hundred (557,186,400) shares, divided into (i) three hundred seventy-one million four hundred fifty-seven thousand six hundred (371,457,600) class A shares without indication of a par value and (ii) one hundred eighty-five million seven hundred twenty-eight thousand eight hundred (185,728,800) class B shares without indication of a par value to six hundred fifty-one million five hundred seventy-two thousand two hundred twenty euro (EUR 651,572,220) through the cancellation of thirty-five million nine hundred and twenty-eight thousand six hundred and twenty-four (35,928,624) shares, divided into (i) twenty-three million nine hundred and fifty-two thousand four hundred and sixteen (23,952,416) class A shares without indication of a par value and (ii) eleven million nine hundred and seventy-six thousand two hundred and eight (11,976,208) class B shares without indication of a par value which are held by SES Astra for and on behalf of the Company and which have been purchased in connection with the buy-back programme of 2 November 2023, as amended on 2 May 2024, and which are cancelled in accordance therewith and pursuant thereto.

Given that the thirty-five million nine hundred and twenty-eight thousand six hundred and twenty-four (35,928,624) cancelled shares were held by SES Astra for and on behalf of the Company, no payment shall be made to the shareholders.

All power is given to any director and member of the executive committee (senior leadership team) of the Company to execute, for and on behalf of the Company, all documents, agreements, certificates, instruments and to do everything necessary or useful in relation with the present resolution.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

As a consequence, the Meeting resolves to amend article 4, paragraph 1 of the articles of association of the Company which shall henceforth read as follows:

“The Company has a subscribed share capital of six hundred fifty-one million five hundred seventy-two thousand two hundred twenty euro (EUR 651,572,220) represented by five hundred and twenty-one million two hundred and fifty-seven thousand seven hundred and seventy-six (521,257,776) shares without indication of a par value. The share capital is divided in three hundred and forty-seven million five hundred and five thousand one hundred and eighty-four (347,505,184) class A shares without indication of a par value and one hundred and seventy-three million seven hundred and fifty-two thousand five hundred and ninety-two (173,752,592) class B shares without indication of a par value.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

3

Annulation des actions acquises dans le cadre du programme de rachat d’actions du 2 novembre 2023, tel que modifié le 2 mai 2024, conformément à ce programme et en application de celui-ci - Réduction du capital social conformément à l’article 450-5 de la loi du 10 août 1915 concernant les sociétés commerciales, telle que modifiée, d’un montant de quarante-quatre millions neuf cent dix mille sept cent quatre-vingts euros (EUR 44.910.780) par l’annulation de trente-cinq millions neuf cent vingt-huit mille six cent vingt-quatre (35.928.624) actions, réparties en (i) vingt-trois millions neuf cent cinquante-deux mille quatre cent seize (23.952.416) actions de catégorie A sans désignation de valeur nominale et (ii) onze millions neuf cent soixante-seize mille deux cent huit (11.976.208) actions de catégorie B sans désignation de valeur nominale, détenues par SES Astra pour le compte de la Société et acquises dans le cadre du programme de rachat d’actions du 2 novembre 2023, tel que modifié le 2 mai 2024 et modification subséquente de l’article 4, paragraphe 1, des statuts de la Société

Projet de résolution

L’Assemblée décide de réduire le capital social de la Société conformément à l’article 450-5 de la loi du 10 août 1915 concernant les sociétés commerciales, telle que modifiée, d’un montant de quarante-quatre millions neuf cent dix mille sept cent quatre-vingts euros (EUR 44.910.780) afin de le réduire de son montant actuel de six cent quatre-vingt-seize millions quatre cent quatre-vingt-trois mille euros (EUR 696.483.000) représenté par cinq cent cinquante-sept millions cent quatre-vingt-six mille quatre cents (557.186.400) actions, divisées en (i) trois cent soixante et onze millions quatre cent cinquante-sept mille six cents (371.457.600) actions de catégorie A sans désignation de valeur nominale et (ii) cent quatre-vingt-cinq millions sept cent vingt-huit mille huit cents (185.728.800) actions de catégorie B sans désignation de valeur nominale à six cent cinquante et un millions cinq cent soixante-douze mille deux cent vingt euros (EUR 651.572.220) par l’annulation de trente-cinq millions neuf cent vingt-huit mille six cent vingt-quatre (35.928.624) actions, divisées en (i) vingt-trois millions neuf cent cinquante-deux mille quatre cent seize (23.952.416) actions de catégorie A sans désignation de valeur nominale et (ii) onze millions neuf cent soixante-seize mille deux cent huit (11.976.208) actions de catégorie B sans désignation de valeur nominale détenues par SES Astra pour le compte de la Société et acquises dans le cadre du programme de rachat d’actions du 2 novembre 2023, tel que modifié le 2 mai 2024, et annulées conformément à ce programme et en application de celui-ci.

Étant donné que les trente-cinq millions neuf cent vingt-huit mille six cent vingt-quatre (35.928.624) actions annulées étaient détenues par SES Astra pour le compte de la Société, aucun paiement ne sera effectué aux actionnaires.

Tous pouvoirs sont conférés à tout administrateur et membre du comité exécutif (senior leadership team) de la Société pour exécuter, pour et au nom de la Société, tous documents, contrats, certificats, instruments et pour faire tout ce qui est nécessaire ou utile en relation avec la présente résolution.

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

En conséquence, l’Assemblée décide de modifier l’article 4, paragraphe 1 des statuts de la Société qui sera désormais rédigé comme suit:

« La Société a un capital social souscrit de six cent cinquante et un millions cinq cent soixante-douze mille deux cent vingt euros (EUR 651.572.220) représenté par cinq cent vingt et un millions deux cent cinquante-sept mille sept cent soixante-seize (521.257.776) actions sans indication de valeur nominale. Le capital social est réparti en trois cent quarante-sept millions cinq cent cinq mille cent quatre-vingt-quatre (347.505.184) actions de catégorie A sans indication de valeur nominale et cent soixante-treize millions sept cent cinquante-deux mille cinq cent quatre-vingt-douze (173.752.592) actions de catégorie B sans indication de valeur nominale. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

4

Decision to introduce indemnification provisions for the members of the board of directors of the Company and the members of the executive committee of the Company and subsequent addition of new paragraphs (F), (G) and (H) to article 9 of the articles of association of the Company

Draft Resolution

The Meeting resolves to introduce indemnification provisions for the members of the board of directors of the Company and the members of the executive committee of the Company.

The Meeting resolves to add new paragraphs (F), (G) and (H) to article 9 of the articles of association of the Company which shall henceforth read as follows:

“(F) The members of the Board and the members of the Executive Committee are not held personally liable for the indebtedness or other obligations of the Company. As agents of the Company, they are responsible for the performance of their duties. Subject to the exceptions and limitations listed in paragraph (G) below and mandatory provisions of law, every person who is, or has been, a member of the Board or a member of the Executive Committee shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Director or a member of the Executive Committee and against amounts paid or incurred by him or her in the settlement thereof. The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities.

(G) No indemnification shall be provided to any Director, member of the Executive Committee or shareholder (i) against any liability by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office; (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the Board.

(H) The right of indemnification herein provided shall be severable, shall not affect any other rights to which any Director or member of the Executive Committee may now or hereafter be entitled, shall continue as to a person who has ceased to be such Director or member of the Executive Committee and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect or limit any rights to indemnification to which corporate personnel, including Directors or members of the Executive Committee, may be entitled by contract or otherwise under law. The Company shall specifically be entitled to provide contractual indemnification to and may purchase and maintain insurance for any corporate personnel, including Directors or members of the Executive Committee, as the Company may decide upon from time to time.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

4

Décision d’introduire des dispositions d’indemnisation pour les membres du conseil d’administration de la Société et les membres du comité exécutif de la Société et ajout subséquent de nouveaux paragraphes (F), (G) et (H) à l’article 9 des statuts de la Société.

Projet de résolution

L’Assemblée décide d’introduire des dispositions d’indemnisation pour les membres du conseil d’administration de la Société et les membres du comité exécutif de la Société.

L’Assemblée décide d’ajouter de nouveaux alinéas (F), (G) et (H) à l’article 9 des statuts de la Société qui seront désormais rédigés comme suit :

« (F) Les membres du Conseil et les membres du Comité Exécutif ne sont pas tenus personnellement responsables des dettes ou autres obligations de la Société. En tant que mandataires de la Société, ils sont responsables de l’exécution de leurs fonctions. Sous réserve des exceptions et limitations énumérées à l’alinéa (G) ci-dessous et des dispositions impératives de la loi, toute personne qui est, ou a été, membre du Conseil ou membre du Comité Exécutif sera indemnisée par la Société dans toute la mesure permise par la loi contre toute responsabilité et contre toutes les dépenses raisonnablement encourues ou payées par elle dans le cadre de toute réclamation, action, poursuite ou procédure dans laquelle elle se trouve impliquée en tant que partie ou autrement en raison de sa qualité ou de son ancienne qualité d’administrateur ou de membre du Comité Exécutif et contre les montants payés ou encourus par elle dans le cadre du règlement de celles-ci. Les termes « réclamation », « action », « poursuite » ou « procédure » s’appliquent à toutes les réclamations, actions, poursuites ou procédures (civiles, pénales ou autres, y compris les appels) réelles ou potentielles et les termes « responsabilité » et « dépenses » comprennent, sans limitation, les honoraires d’avocats, les frais, les jugements, les montants payés dans le cadre d’un règlement et autres responsabilités.

(G) Aucune indemnisation ne sera accordée à un administrateur, un membre du Comité Exécutif ou un actionnaire (i) contre toute responsabilité résultant d’une faute intentionnelle, d’une mauvaise foi, d’une négligence grave ou d’un mépris téméraire des devoirs liés à l’exercice de ses fonctions; (ii) à l’égard de toute affaire pour laquelle il ou elle aura été définitivement jugé(e) comme ayant agi de mauvaise foi et non dans l’intérêt de la Société ou (iii) en cas de règlement amiable, à moins que le règlement n’ait été approuvé par un tribunal compétent ou par le Conseil.

(H) Le droit à l’indemnisation prévu aux présentes est divisible, n’affecte pas les autres droits auxquels tout administrateur ou membre du Comité Exécutif peut avoir droit actuellement ou à l’avenir, continue de s’appliquer à une personne qui a cessé d’exercer les fonctions d’administrateur ou membre du Comité Exécutif et bénéficie aux héritiers, exécuteurs testamentaires et administrateurs de cette personne. Rien dans les présentes n’affecte ni ne limite les droits à indemnisation auxquels le personnel de la société, y compris les administrateurs ou les membres du Comité Exécutif, peut avoir droit par contrat ou autrement en vertu de la loi. La Société est spécifiquement habilitée à accorder une indemnisation contractuelle et peut souscrire et maintenir une assurance au profit de tout personnel de la société, y compris les administrateurs ou les membres du Comité Exécutif, selon ce que la Société pourra décider de temps à autre. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

5

Decision to grant the board of directors of the Company discretion to determine the date of the annual general meeting of shareholders, provided it is held within six (6) months following the end of the financial year and subsequent amendment of article 19, first paragraph of the articles of association of the Company

Draft Resolution

The Meeting resolves to grant the board of directors of the Company discretion to determine the date of the annual general meeting of shareholders, provided it is held within six (6) months following the end of the financial year of the Company.

The Meeting resolves to amend article 19, first paragraph of the articles of association of the Company which shall henceforth read as follows:

“The Annual Meeting shall be held within six (6) months following the end of the financial year, on a date to be determined by the Board at its discretion within that period. The Board shall specify the date, time and place of the Annual Meeting in the convening notice issued in accordance with Article 21 of these articles of association.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

5

Décision d’accorder au conseil d’administration de la Société la faculté de déterminer la date de l’assemblée générale annuelle des actionnaires, à condition qu’elle se tienne dans les six (6) mois suivant la clôture de l’exercice social et modification subséquente de l’article 19, premier alinéa des statuts de la Société

Projet de résolution

L’Assemblée décide d’accorder au conseil d’administration de la Société la faculté de déterminer la date de l’assemblée générale annuelle des actionnaires, à condition qu’elle se tienne dans les six (6) mois suivant la clôture de l’exercice social de la Société.

L’Assemblée décide de modifier l’article 19, premier alinéa des statuts de la Société qui sera désormais rédigé comme suit :

« L’Assemblée Annuelle se tiendra dans les six (6) mois suivant la clôture de l’exercice social, à une date qui sera fixée par le Conseil à sa discrétion au cours de cette période. Le Conseil précisera la date, l’heure et le lieu de l’Assemblée Annuelle dans l’avis de convocation publié conformément à l’article 21 des présents statuts. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

6

Decision to determine the location of the annual general meeting of the shareholders of the Company and of any other general meetings of the shareholders of the Company and subsequent amendment of article 20 of the articles of association of the Company

Draft Resolution

The Meeting resolves to determine the location of the annual general meeting of the shareholders of the Company and of any other general meetings of the shareholders of the Company.

The Meeting resolves to amend article 20 of the articles of association of the Company which shall henceforth read as follows:

“Article 20 – Venue of Meetings

The Annual Meeting shall be held in the Grand Duchy of Luxembourg at the registered office of the Company or at such other place in the Grand Duchy of Luxembourg as may be specified in the convening notice of such meeting. Other Meetings may be held at such place and time as may be specified in the respective convening notice.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

6

Décision de déterminer le lieu de l’assemblée générale annuelle des actionnaires de la Société et de toute autre assemblée générale des actionnaires de la Société et modification subséquente de l’article 20 des statuts de la Société

Projet de résolution

L’Assemblée décide de déterminer le lieu de l’assemblée générale annuelle des actionnaires de la Société et de toute autre assemblée générale des actionnaires de la Société.

L’Assemblée décide de modifier l’article 20 des statuts de la Société qui sera désormais rédigé comme suit :

« Article 20 – Lieu des Assemblées

L’Assemblée Annuelle se tiendra au Grand-Duché de Luxembourg au siège social de la Société ou en tout autre lieu au Grand-Duché de Luxembourg tel que précisé dans l’avis de convocation de ladite assemblée. Les autres Assemblées peuvent se tenir aux lieu et heure précisés dans les avis de convocation respectifs. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

7

Decision to amend the convening notice requirements for general meetings of shareholders so as to specify the publication obligations applicable thereto and subsequent amendment of article 21, first paragraph of the articles of association of the Company and addition of a new article 21, second paragraph to the articles of association of the Company

Draft Resolution

The Meeting resolves to amend the convening notice requirements for general meetings of shareholders so as to specify the publication obligations applicable thereto.

The Meeting resolves to amend article 21, first paragraph of the articles of association of the Company and add a new Article 21, second paragraph to the articles of association of the Company which shall henceforth read as follows:

“[paragraph 1] The notices of the Meetings shall include the agenda of the Meeting, the place, date and time of the meeting, the description of the procedures that shareholders must comply with in order to be able to participate and cast their votes in the Meeting and be sent by mail at least thirty (30) days prior to the Meeting. A notice period of seventeen (17) days applies, in case of a second or subsequent convocation of a Meeting convened for lack of quorum required for the meeting convened by the first convocation, provided that this article 21 has been complied with for the first convocation and no new item has been put on the agenda. Alternatively, if the addressees have individually agreed to receive the convening notices by another means of communication ensuring access to the information, notices may be made by such means of communication.

[paragraph 2] Unless otherwise provided for in the law of 24 May 2011 implementing the Directive 2007/36 EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in the shareholders meetings of listed companies, the convening notice shall also be published at least thirty (30) days prior to the Meeting (i) in the Recueil électronique des sociétés et associations and in a Luxembourg newspaper, and (ii) in media which can reasonably be expected to effectively disseminate information to the public throughout the entire European Economic Area and which are accessible rapidly and on a non-discriminatory basis.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

7

Décision de modifier les exigences relatives aux avis de convocation des assemblées générales des actionnaires afin de préciser les obligations de publication qui y sont applicables et modification subséquente de l’article 21, premier alinéa, des statuts de la Société et ajout d’un nouvel article 21, deuxième alinéa, aux statuts de la Société

Projet de résolution

L’Assemblée décide de modifier les exigences relatives aux avis de convocation des assemblées générales des actionnaires afin de préciser les obligations de publication qui y sont applicables.

L’Assemblée décide de modifier l’article 21, premier alinéa des statuts de la Société et d’ajouter un nouvel article 21, deuxième alinéa aux statuts de la Société qui sera désormais rédigé comme suit :

« [alinéa 1] Les avis de convocation des Assemblées doivent contenir l’ordre du jour de l’Assemblée, le lieu, la date et l’heure de l’Assemblée, la description des procédures que les actionnaires doivent respecter afin de pouvoir participer et exercer leur droit de vote à l’Assemblée et être envoyés par courrier au moins trente (30) jours avant l’Assemblée. Un délai de convocation de dix-sept (17) jours s’applique en cas de deuxième convocation ou de convocation ultérieure d’une Assemblée convoquée pour défaut de quorum requis pour l’Assemblée convoquée par la première convocation, à condition que le présent article 21 ait été respecté pour la première convocation et qu’aucun nouveau point n’ait été inscrit à l’ordre du jour. Alternativement, si les destinataires ont individuellement accepté de recevoir les avis de convocation par un autre moyen de communication assurant l’accès à l’information, les avis peuvent être effectués par ce moyen de communication.

[alinéa 2] Sauf disposition contraire de la loi du 24 mai 2011 mettant en place la Directive 2007/36 EC du Parlement Européen et du Conseil du 11 juillet 2007 concernant l’exercice de certains droits des actionnaires aux assemblées générales des sociétés cotées, l’avis de convocation doit également être publié au moins trente (30) jours avant l’Assemblée (i) dans le Recueil électronique des sociétés et associations et dans un journal luxembourgeois, et (ii) dans des médias dont on peut raisonnablement attendre qu’ils assurent une diffusion effective de l’information auprès du public dans l’ensemble de l’Espace économique européen et qui sont accessibles rapidement et de manière non discriminatoire. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

8	Decision to allow general meetings of shareholders to be held in hybrid mode and subsequent addition of a new article 22, fourth paragraph to the articles of association of the Company

Draft Resolution

The Meeting resolves to allow general meetings of shareholders to be held in hybrid mode.

The Meeting resolves to add a new article 22, fourth paragraph to the articles of association of the Company which shall henceforth read as follows:

“If the Board so decides, shareholders who participate in a Meeting by video conference or by any other means of telecommunication enabling their identification and allowing all persons taking part in the Meeting to hear one another shall be deemed to be present for the purposes of calculating quorum and majority. Such means of telecommunication must satisfy technical characteristics guaranteeing effective participation in the Meeting, the deliberations of which must be retransmitted on a continuous basis. A Meeting held by such means shall be deemed to be held at the registered office of the Company.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

8	Décision d’autoriser la tenue des assemblées générales des actionnaires en mode hybride et ajout subséquent d’un nouvel article 22, quatrième alinéa, aux statuts de la Société

Projet de résolution

L’Assemblée décide d’autoriser la tenue des assemblées générales des actionnaires en mode hybride.

L’Assemblée décide d’ajouter un nouvel article 22, quatrième alinéa aux statuts de la Société qui sera désormais rédigé comme suit :

« Si le Conseil en décide ainsi, les actionnaires qui participent à une Assemblée par vidéoconférence ou par tout autre moyen de télécommunication permettant leur identification et permettant à toutes les personnes participant à l’Assemblée de s’entendre mutuellement sont réputés présents aux fins du calcul du quorum et de la majorité. Ces moyens de télécommunication doivent satisfaire à des caractéristiques techniques garantissant une participation effective à l’Assemblée, dont les délibérations doivent être retransmises de manière continue. Une Assemblée tenue par de tels moyens est réputée se tenir au siège social de la Société. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

9

Decision to allow the Company secretary to sign any copy or extract of the minutes of the meetings of the Board and subsequent amendment of article 14, second paragraph of the articles of association of the Company

Draft Resolution

The Meeting resolves to allow the Company secretary to sign any copy or extract of the minutes of the meetings of the Board.

The Meeting resolves to amend article 14, second paragraph of the articles of association of the Company which shall henceforth read as follows:

“The copies or extracts of such minutes shall be signed by the Chairperson, by two Directors or by the Company secretary.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

9

Décision d’autoriser le secrétaire de la Société à signer toute copie ou extrait des procès-verbaux des réunions du Conseil et modification subséquente de l’article 14, deuxième alinéa des statuts de la Société

Projet de résolution

L’Assemblée décide d’autoriser le secrétaire de la Société à signer toute copie ou extrait des procès-verbaux des réunions du Conseil.

L’Assemblée décide de modifier l’article 14, deuxième alinéa des statuts de la Société qui sera désormais rédigé comme suit :

« Les copies ou extraits de ces procès-verbaux sont signés par le Président, par deux administrateurs ou par le secrétaire de la Société. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

10

Decision to determine the documents and items to be approved at the annual general meeting of the shareholders of the Company and subsequent amendment of article 27 of the articles of association of the Company

Draft Resolution

The Meeting resolves to determine the documents and items to be approved at the annual general meeting of the shareholders of the Company.

The Meeting resolves to amend article 27 of the articles of association of the Company which shall henceforth read as follows:

“At the Annual Meeting, the shareholders shall approve the annual accounts of the Company for the previous financial year and shall decide on the allocation of the net results. The shareholders further decide by separate vote on the discharge of the Directors.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

10

Décision de déterminer les documents et les éléments à approuver lors de l’assemblée générale annuelle des actionnaires de la Société et modification subséquente de l’article 27 des statuts de la Société

Projet de résolution

L’Assemblée décide de déterminer les documents et points devant être approuvés lors de l’assemblée générale annuelle des actionnaires de la Société.

L’Assemblée décide de modifier l’article 27 des statuts de la Société qui sera désormais rédigé comme suit :

« Lors de l’Assemblée Annuelle, les actionnaires approuvent les comptes annuels de la Société pour l’exercice précédent et décident de l’affectation des résultats nets. Les actionnaires décident en outre par vote séparé de la décharge des administrateurs. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

11

Decision to introduce disclosure obligations requiring the Company to make specified documents and information available to shareholders in connection with general meetings of shareholders and subsequent amendment of article 29 of the articles of association of the Company

Draft Resolution

The Meeting resolves to introduce disclosure obligations requiring the Company to make specified documents and information available to shareholders in connection with general meetings of shareholders.

The Meeting resolves to amend article 29 of the articles of association of the Company which shall henceforth read as follows:

“The convening notice for the Meeting is made available to shareholders at the same date as the convening notice is published in accordance with Article 21. During an uninterrupted period commencing on the date of publication of the convening notice for any Meeting and including the date of such Meeting, the Company shall make available to shareholders on its website at least the following information: (a) the convening notice referred to in Article 21, (b) the total number of shares and voting rights at the date the convening notice is published, including separate totals for each class of shares where the share capital of the Company is divided into two or more classes of shares, (c) the documents to be presented at the Meeting, (d) draft resolutions or, where no resolution is proposed, an explanation from the Board for each item on the proposed agenda of the Meeting and (e) the forms to be used to vote by proxy or by correspondence, unless these forms are sent directly to each shareholder. Draft resolutions submitted by shareholders shall be added to the website as soon as possible after they have been received by the Company.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

11

Décision d’introduire des obligations de divulgation imposant à la Société de mettre à la disposition des actionnaires certains documents et informations dans le cadre des assemblées générales des actionnaires et modification subséquente de l’article 29 des statuts de la Société

Projet de résolution

L’Assemblée décide d’introduire des obligations de divulgation imposant à la Société de mettre à la disposition des actionnaires certains documents et informations déterminés en rapport avec les assemblées générales des actionnaires.

L’Assemblée décide de modifier l’article 29 des statuts de la Société qui sera désormais rédigé comme suit :

« L’avis de convocation de l’Assemblée est mis à la disposition des actionnaires à la même date que celle à laquelle l’avis de convocation est publié conformément à l’article 21. Pendant une période ininterrompue commençant à la date de publication de l’avis de convocation de toute Assemblée et incluant la date de ladite Assemblée, la Société met à la disposition des actionnaires sur son site internet au moins les informations suivantes : (a) l’avis de convocation visé à l’article 21, (b) le nombre total d’actions et de droits de vote à la date de publication de l’avis de convocation, y compris des totaux distincts pour chaque catégorie d’actions lorsque le capital social de la Société est divisé en deux ou plusieurs catégories d’actions, (c) les documents devant être présentés à l’Assemblée, (d) les projets de résolutions ou, lorsqu’aucune résolution n’est proposée, une explication du Conseil pour chaque point de l’ordre du jour proposé de l’Assemblée et (e) les formulaires à utiliser pour voter par procuration ou par correspondance, à moins que ces formulaires ne soient envoyés directement à chaque actionnaire. Les projets de résolutions soumis par les actionnaires sont ajoutés au site internet dès que possible après leur réception par la Société. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

12

Decision to determine the matters on which the auditor is called to report on at the annual general meeting of the shareholders of the Company and subsequent amendment of article 30 of the articles of association of the Company

Draft Resolution

The Meeting resolves to determine the matters on which the auditor is called to report on at the annual general meeting of the shareholders of the Company.

The Meeting resolves to amend article 30 of the articles of association of the Company which shall henceforth read as follows:

“At each Annual Meeting, the Board shall report on the Company’s business and its financial results; the auditor shall report, through the presentation of its audit report, on the financial statements of the period.”

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

12

Décision de déterminer les questions sur lesquelles le réviseur d’entreprises est appelé à faire rapport lors de l’assemblée générale annuelle des actionnaires de la Société et modification subséquente de l’article 30 des statuts de la Société

Projet de résolution

L’Assemblée décide de déterminer les matières sur lesquelles le réviseur d’entreprises agréé est appelé à faire rapport lors de l’assemblée générale annuelle des actionnaires de la Société.

L’Assemblée décide de modifier l’article 30 des statuts de la Société qui sera désormais rédigé comme suit :

« À chaque Assemblée Annuelle, le Conseil fait rapport sur les activités de la Société et ses résultats financiers ; le réviseur d’entreprises fait rapport, par le biais de son rapport d’audit, des états financiers de la période. »

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Extraordinary General Meeting

13	Miscellaneous

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026

Assemblée Générale Extraordinaire

13	Divers

SES, société anonyme, Château de Betzdorf, L-6815 Betzdorf	Extraordinary General Meeting	17 June 2026